Exhibit 99.1

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Previ — Caixa Previdência Funcionários Banco do Brasil	General Taxpayers’ Register: 33.754.482/0001-24
Qualification:

Opening Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	26,017,780	15.68	15.68

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	26,017,780	15.68	15.68

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Assistência Previdência Social BNDES – FAPES	General Taxpayers’ Register: 00.397.695/0001-97
Qualification:

Opening Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	6,122,652	3.69	3.69

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	6,122,652	3.69	3.69

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundo de Investimentos em Títulos e Val. Mobiliários Librium	General Taxpayers’ Register: 01.912.197/0001-06
Qualification:

Opening Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3,711,510	2.24	2.24

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3,711,510	2.24	2.24

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Petrobrás de Seguridade Social – Petros	General Taxpayers’ Register: 34.053.942/0001-50
Qualification:

Opening Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	19,795,959	11.93	11.93

Changes in the month

Security/Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Hedging Griffo	Buy	29/08/2007	3,000	35.23	105,690.00
Share	Common	Hedging Griffo	Buy	30/08/2007	9,000	36.03	325,830.00
Share	Common	Ativa	Buy	31/08/2007	3,200	37.23	119,050.00

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	19,811,159	11.94	11.94

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Telebrás Seguridade Social - SISTEL	General Taxpayers’ Register: 00.493.916/0001-20
Qualification :

Opening Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,503,832	5.12	5.12

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,503,832	5.12	5.12

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: VALIA - Fundação Vale do Rio Doce	General Taxpayers’ Register: 42.271.429/0001-63
Qualification :

Opening Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	6,874,101	4.14	4.14

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	6,874,101	4.14	4.14

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: REAL GRANDEZA - Fundação de APAS	General Taxpayers’ Register: 34.269.803/0001-68
Qualification :

Opening Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,738,407	2.86	2.86

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,738,407	2.86	2.86

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: PREVI - BANERJ	General Taxpayers’ Register: 34.054.320/0001-46
Qualification :

Opening Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1,997,595	1.20	1.20

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1,997,595	1.20	1.20

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nildemar Secches	General Taxpayers’ Register: 589.461.528-34
Qualification: President of the Board of Directors and CFO

Opening Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Francisco Ferreira Alexandre	General Taxpayers’ Register: 301.479.484-87
Qualification: Member of the Board of Directors

Opening Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Jaime Hugo Patalano	General Taxpayers’ Register: 011.141.237-49
Qualification: Member of the Board of Directors

Opening Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Luis Carlos Fernandes Afonso	General Taxpayers’ Register: 035.541.738-35
Qualification: Member of the Board of Directors

Opening Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Manoel Cordeiro Silva Filho	General Taxpayers’ Register: 253.571.747-68
Qualification: Member of the Board of Directors

Opening Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Maurício Novis Botelho	General Taxpayers’ Register: 044.967.107-06
Qualification: Member of the Board of Directors

Opening Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Décio da Silva	General Taxpayers’ Register: 344.079.289-72
Qualification: Member of the Board of Directors

Opening Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.06	0.06
Share	Common*	8,497,135	5.12	5.12

* Indirect participation through the company Weg Participaões e Serviços S.A.

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.06	0.06
Share	Common*	8,497,135	5.12	5.12

* Indirect participation through the company Weg Participaões e Serviços S.A.

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Wang Wei Chang	General Taxpayers’ Register: 534.698.608-15
Qualification: Alternate Member of the Board of Directors

Opening Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	4,242	0.00	0.00

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	4,242	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nilvo Mittanck	General Taxpayers’ Register: 489.093.519-34
Qualification:

Opening Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	55	0.00	0.00

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	55	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nelson Vas Hacklauer	General Taxpayers’ Register: 522.156.958-20
Qualification:

Opening Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	268	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Ricardo Robert Athayde Menezes	General Taxpayers’ Register: 118.108.076-20
Qualification:

Opening Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	268	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	128,033	0.08	0.08
Share	Common (1)	8,497,135	5.12	5.12

(1)          Indirect participation through the company Weg Participações e Serviços S.A.

Changes in the month

Security/Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	128,033	0.08	0.08
Share

Common (1)

		8,497,135	5.12	5.12

(1)          Indirect participation through the company Weg Participações e Serviços S.A.

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	4,833	0.00	0.00

Changes in the month

Security/Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	4,833	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On August 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	77,761,836	46.86	46.86

Changes in the month

Security/Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Hedging Griffo	Buy	29/08/2007	3,000	35.23	105,690.00
Share	Common	Hedging Griffo	Buy	30/08/2007	9,000	36.03	325,830.00
Share	Common	Ativa	Buy	31/08/2007	3,200	37.23	119,050.00

Closing Balance

Security/Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	77,777,036	46.87	46.87